SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                             ======================
                                 (RULE 14D-100)
                             ----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ======================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             ----------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                             ======================

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                             ----------------------

                                    422704205
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                           6500 N. MINERAL DRIVE #200
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                             ----------------------

                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[_] GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[_] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:
[_]

                              AMENDED TENDER OFFER

         This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2004 as previously amended by Hecla Mining Company, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, in connection with its offer of up to 8.25 shares of common stock in exchange for each of Hecla's 464,777 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, upon the terms and subject to the conditions set forth in the Offering Circular, dated January 16, 2004 (the "Offering Circular"), and in the related Letter of Transmittal. Terms defined in the Offering Circular shall have the same meaning in this Amended Statement.

         To the extent this Amended Statement contains information not contained in the Offering Circular, the information herein amends the Offering Circular. The Offering Circular, as amended hereby, and the Letter of Transmittal, as they may be further amended or supplemented, together constitute the "Offer."

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The exchange agent and the information agent will not engage in any soliciting activities as that term is used in Section 3(a)(9) of the Securities Act, rather, the exchange agent and the information agent will only engage in ministerial activities relating to the Offer. Further, any officer or director of Hecla who may happen to engage in any soliciting activities as that term is used in Section 3(a)(9) will not be paid any commission or remuneration directly or indirectly for soliciting the exchange.

         Hecla does not plan to make any acquisitions of preferred shares for a reasonable period of time after the Offer other than (i) by redemption, (ii) in exchange offers that are separated enough in time not to be reasonably considered as part of an earlier exchange offer or (iii) in privately-negotiated unsolicited exchanges of solely common stock for preferred stock.

         With respect to the condition to the Offer added pursuant to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on February 3, 2004, it is amended to read:

         o we become aware of any matter that does or may have a material adverse effect on our consolidated results of operations, business, financial condition or the market price of our common or preferred shares. We will make prompt publication of any termination of the Offer because of the failure of this or any other condition at or prior to the expiration of the Offer.

         As noted on page 22 of the Offering Circular, we released our financial results for the fourth quarter and year ended December 31, 2003 on February 12, 2004. These results, which are included in our press release which is available on our website, http://www.hecla-mining.com, include (in thousands, except per share):


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

                                         Fourth Quarter Ended December 31           Year Ended December 31
                                         --------------------------------       ------------------------------

                                              2003               2002                2003                2002
                                              ----               ----                ----                ----
Revenues                                 $   31,630          $   25,864         $  116,353          $  105,700
Gross Profit                                  8,045               5,710             35,035              23,715
Net income (loss)                             2,171               1,865             (6,016)              8,639
Basic income (loss) per
   common share (1)                           (0.07)               0.01              (0.16)              (0.18)

--------------------------
(1) For the quarters and years ended December 31, 2003 and 2002, preferred stock dividends of $10.2 million and $0.7 million, respectively, and $12.2 million and $23.3 million, respectively, were not declared. The preferred dividends are not included in the determination of net income
         (loss); however, they are included in determining loss applicable to common shareholders and loss per share. Both the 2003 and 2002 amounts include noncash dividends of approximately $9.6 million and $17.6 million, respectively, related to exchanges of preferred stock for common stock. Including the effects of preferred stock dividends, we reported a loss applicable to common shareholders of $8.0 million for the three months ended December 31, 2003, as compared to income applicable to common shareholders of $1.2 million during the same period in 2002. For the years ended December 31, 2003 and 2002, losses applicable to common shareholders totaled $18.2 million and $14.6 million, respectively.


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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

                              HECLA MINING COMPANY

                           /s/ Phillips S. Baker, Jr.
                           ---------------------------
                             PHILLIPS S. BAKER, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                February 12, 2004






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